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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Allianz Life Financial Services, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

5701 Golden Hills Drive

(No. and Street)

Minneapolis	MN	55416-1297
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rebecca Wysocki (763) 765-2970

                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

45 South 7th Street #3400	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rebecca Wysocki _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allianz Life Financial Services, LLC _____ , as of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

```
┌────────────────────────────────┐
│  BRENDA R HALLMAN               │
│  NOTARY PUBLIC - MINNESOTA      │
│  MY COMMISSION EXPIRES 01/31/25 │
└────────────────────────────────┘
```

Rebecca Wysocki
Signature

Chief Financial Officer
Title

Brenda X. Hallman
Notary Public   January 26, 2021

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Table of Contents



pwc


Report of Independent Registered Public Accounting Firm


To the Board of Directors and Member of Allianz Life Financial Services, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying Statement of Financial Condition of Allianz Life Financial Services, LLC (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 15, 2021

We have served as the Company's auditor since 2018.

PricewaterhouseCoopers LLP, 45 South Seventh Street, Suite 3400, Minneapolis, MN 55402
T: (612) 596 6000, F: (612) 373 7160, www.pwc.com/us

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Financial Condition

December 31, 2020

Assets

Cash and cash equivalents	$	963,121
Securities owned, at fair value		37,991,212
Receivables from affiliates, net		27,397,375
Prepaid expenses		34,870
Total assets	$	66,386,578

Liabilities and Member's Equity

Payable to broker-dealers, net	$	27,582,255
Member's equity		38,804,323
Total liabilities and member's equity	$	66,386,578

See accompanying notes to Statement of Financial Condition.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Notes to Statement of Financial Condition

December 31, 2020

(1) Nature of Business and Summary of Significant Accounting Policies

(a) Organization

Allianz Life Financial Services, LLC (the Company) is a wholly-owned subsidiary of Allianz Life Insurance Company of North America (Allianz Life or Parent). Allianz Life is a wholly-owned subsidiary of Allianz of America, Inc. (AZOA), which is a wholly-owned subsidiary of Allianz Europe, B.V. Allianz Europe, B.V. is a wholly-owned subsidiary of Allianz SE, which is a European company registered in Munich, Germany.

The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934 and operates as a wholesale broker-dealer. It is organized under the laws of Minnesota as a limited liability company. The Company is the distributor of variable annuity products for Allianz Life and Allianz Life Insurance Company of New York (Allianz Life of New York), a wholly-owned subsidiary of Allianz Life. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of Allianz Life. The Company does not carry or hold securities for customer accounts.

(b) Summary of Significant Accounting Policies

Basis of Presentation

Statement of Financial Condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make certain estimates and assumptions that affect reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities as of December 31, 2020. Actual results could differ from those estimates. Such changes in estimates are recorded in the period they are determined.

Cash and Cash Equivalents

Cash represent amounts held in depository institutions. Cash equivalents are investments in government money market funds and are carried at fair value.

Securities Owned

Investments recorded by the Company are proprietary securities held as investments for its own account. In accordance with specialized accounting for broker-dealers, investments in these securities are recorded on trade-date and are reported at fair value.

Receivables from Affiliates, Net

Receivables from affiliates, net, include receivables from Allianz Life, Allianz Life of New York, and Allianz Investment Management LLC (AIM) and payables to Allianz Life and Allianz Life of New York. The Company has elected to present these net and evaluate the receivable or payable position of each affiliate separately for the right to setoff. The receivable from Allianz Life and Allianz Life of New York primarily consists of commissions receivable, which are settled after each quarter end. See note 3 for further details on the nature of the transactions included in these agreements.

Prepaid Expenses

Deposits paid to the Financial Industry Regulatory Authority, Inc. for the review of the Company's advertising materials and representative fees are recorded as a prepaid asset and expensed as incurred. At December 31, 2020, $34,870 has been recognized within Prepaid expenses on the Statement of Financial Condition.

Payables to Broker-Dealers, Net

Payable to broker-dealers, net consists of single and trail commission expenses, marketing stipends, and other distribution costs owed to broker-dealers net receivables owed from broker-dealers in relation to canceled policies.

The Company has elected to present these transactions net and evaluates the receivable or payable position for the right to setoff based on the individual agreement of each broker-dealer separately.

Intercompany Agreements

The Company has agreements with Allianz Life and Allianz Life of New York whereby the Company assigns receivables related to 12b-1 fees and investment income earned in exchange for the extinguishment of amounts owed from the Company to Allianz Life and Allianz Life of New York, which represents the reimbursement of expenses. Refer to note 3 for further detail on these agreements.

Federal Income Taxes

The Company is a single-member limited liability company treated as a disregarded entity pursuant to the Internal Revenue Service's "check-the-box" regulations. While the Company is not liable to file any tax returns with the Internal Revenue Service, its attributes are included in the AZOA federal income tax return.

The Company had no unrecognized tax benefits as of January 1, 2020 and December 31, 2020. The Company does not expect any significant changes related to unrecognized tax benefits during the next 12 months.

(2) Fair Value Measurements

The Fair Value Measurement Topic of the Codification establishes a fair value hierarchy that prioritizes the inputs used in the valuation techniques to measure fair value.

Level 1 — Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2 — Valuations derived from techniques that utilize observable inputs, other than quoted prices included in Level 1, which are observable for the asset or liability either directly or indirectly, such as:

    (a)   Quoted prices for similar assets or liabilities in active markets.

    (b)   Quoted prices for identical or similar assets or liabilities in markets that are not active.

    (c)   Inputs other than quoted prices that are observable.

    (d)   Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Valuations derived from techniques in which the significant inputs are unobservable. Level 3 fair values reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The Company has analyzed the valuation techniques and related inputs, evaluated its assets reported at fair value, and determined an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs. Based on the results of this evaluation and investment class analysis, each financial asset was classified into Level 1, 2, or 3.

The following presents the assets measured at fair value on a recurring basis and their corresponding level in the fair value hierarchy at December 31, 2020:

	Total	Level 1	Level 2	Level 3
Cash equivalents	$ 848,592	848,592	—	—
U.S. treasury	32,444,350	32,444,350	—	—
U.S. government agency	5,546,862	—	5,546,862	—
Total assets accounted for at fair value	$ 38,839,804	33,292,942	5,546,862	—

The Company does not have any Level 3 investments and did not have any in the prior year.

The Company does not have any financial instruments that are not measured at fair value as of December 31, 2020.

The following is a discussion of the methodologies used to determine fair values for the assets listed in the above table. These fair values represent an exit price (i.e., what a buyer in the marketplace would pay for an asset in a current sale).

Valuation of Securities Owned, at Fair Value

Cash equivalents are comprised of investments in government money market funds. The fair value of cash equivalents is based on quoted market prices for identical securities and are included in Level 1.

U.S. Treasury and U.S. Government Agency (which are not backed by the full faith and credit of the U.S. government) are comprised of fixed-maturity securities. The fair value of U.S. Treasury securities is based on quoted market prices for identical securities and are included in Level 1. The fair value of U.S. Government Agency securities is provided by third-party pricing services. U.S. Government Agency securities are included in Level 2 as the third-party pricing services utilize observable market inputs. Management is responsible for establishing and maintaining adequate internal controls to prevent or detect material misstatements related to fair value measurements and disclosures.

Nonrecurring Fair Value Measurements

Occasionally, certain assets are measured at fair value on a nonrecurring basis. At December 31, 2020, there were no assets reported at fair value on a nonrecurring basis.

(3) Transactions with Related Parties

The Company has agreements with Allianz Life and Allianz Life of New York under which Allianz Life and Allianz Life of New York agree to pay commissions and marketing stipends to broker-dealers on behalf of the Company and reimburse the Company for expenses incurred performing services for Allianz Life and Allianz Life of New York. Reimbursable expenses include distribution expenses such as sales, sales support, management, training, accounting and financial, information technology, and compliance services. Through these agreements, the Company assigns its 12b-1 fee revenue to Allianz Life and Allianz Life of New York in exchange for the satisfaction of amounts owed to Allianz Life and Allianz Life of New York. Allianz Life, as the parent of the Company, further agrees to provide sufficient capital to the Company, collect any service fees or distribution fees owed to the Company as a ministerial act, and provide and allocate the expense for personnel, facilities, and equipment to the Company. Lastly, as Allianz Life has provided capital, the Company agrees to assign interest earned on its proprietary securities account to Allianz Life.

At December 31, 2020, the net balance due to Allianz Life and Allianz Life of New York for the cash settlement on the transaction was $184,880 and $0, respectively, and netted by legal entity, within Receivables from affiliates, net on the Statement of Financial Condition.

At December 31, 2020, the Company had receivables of $25,388,821 and $2,193,434 due from Allianz Life and Allianz Life of New York, respectively, for commission revenue and marketing stipend reflected in Receivables from affiliates, net on the Statement of Financial Condition.

The Company is named a participant in the Allianz of America Corporation (AZOAC) Deferred Compensation Plan and AZOAC Severance Allowance Plan. The Company's participation in the AZOAC Deferred Compensation Plan is associated with a nonqualified deferred compensation plan for a defined group of agents employed by Allianz Life who provide services on behalf of the Company. The Company can make discretionary contributions to the nonqualified deferred compensation plan in the form and manner the Company determines reasonable. Discretionary contributions are currently determined based on production. In relation to the Company's participation in the AZOAC Severance Allowance Plan, all employees of Allianz Life who provide services on behalf of the Company and are involuntarily terminated due to job elimination are eligible to receive benefits. Under the same agreements with the Company, Allianz Life has agreed to reimburse the Company for all expenses associated with the Company's participation in both plans. No intercompany payable or receivable existed at December 31, 2020.

The Company maintains an agreement with AIM, a wholly-owned subsidiary of Allianz Life, in which AIM agrees to provide investment management services for the Company's proprietary securities owned. No intercompany payable or receivable existed at December 31, 2020.

(4) Net Capital Requirement

The Company is required to maintain minimum net capital of $1,838,817 as of December 31, 2020. At December 31, 2020, the Company had net capital of $10,687,681, which was $8,848,864 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 2.58 : 1 at December 31, 2020.

(5) Contingencies

The Company may be involved in various pending or threatened litigation arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the financial position or results of the Company.

The financial services industry, including distribution companies, has been the subject of increasing scrutiny by regulators, legislators, and the media over the past few years. As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's business remains elevated. From time to time, the Company receives requests for information from, and has been subject to examination by, the SEC, the Financial Industry Regulatory Authority, and various other regulatory authorities concerning the Company's business activities and practices. The Company is cooperating with regulators in responding to these requests. In certain instances, these examinations have led to regulatory enforcement referrals, which may have a material adverse effect on the Company. Management assesses whether a loss is probable and if the amount can be reasonably estimated prior to making any accruals.

(6)   Subsequent Events

No material subsequent events have occurred since December 31, 2020 through February 15, 2021, the date at which the Statement of Financial Condition was issued, that would require adjustment to the Statement of Financial Condition. On January 31, 2021, the Company's parent, Allianz Life, approved a capital contribution in-kind of $1,532,832 to the Company.